Board of Directors
Arrow Resources Development, Inc.
New York, NY

KBL LLP (“KBL”) acknowledges that we have reviewed the 8-K/A and the disclosures therein and we agree with the statements made by the Company in response to this Form 8-K/A. Based thereon, KBL has advised the Company that the audit report issued by KBL for the Company’s financial statements for the year ended December 31, 2010 should no longer be relied upon.

We hereby consent to the incorporation by reference to the Form 8-K/A dated May 17, 2011 of Arrow Resources Development, Inc. for the year ended December 31, 2010 regarding Arrow’s intention to amend its Form 10-K for the year ended December 31, 2010 and to all references to our firm included in this 8-K/A.

KBL, LLP
Certified Public Accountants and Advisors
May 17, 2011

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